March 5, 2012

Jim B. Rosenberg

Sasha Parikh

Gus Rodriguez

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Re:                                   Allos Therapeutics, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed on March 3, 2011

Form 10-Q for the Quarterly Period Ended September 30, 2011

Filed on November 3, 2011

File No. 000-29815

Ladies and Gentlemen:

In a letter dated January 18, 2012, Allos Therapeutics, Inc. (the “Company”) responded to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 23, 2011 (the “Comment Letter”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “2010 Annual Report”) and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2011 (the “Quarterly Report”). On February 10, 2012, the Company received additional comments orally from the Staff (the “Initial Additional Comments”) to which the Company responded on February 22, 2012. On February 24, 2012, the Company received further additional comments orally from the Staff (the “Additional Comments”). The Company is pleased to respond to the Additional Comments.  The text below has been incorporated from the Comment Letter and the Additional Comments for convenience.

Form 10-Q for the Quarterly Period Ended September 30, 2011

8. Mundipharma Agreements, page 14

1.        We acknowledge response to comment 4 and the proposed revised disclosure in response 2 to the letter dated February 22, 2012.  In order to better understand your accounting under the Mundipharma agreement,  please explain:

a.              Why you believe the Clinical trial supply to be a contingent deliverable.

b.              How did you consider $15M development cost differential in your accounting and why.

c.               In addition, please revise the proposed disclosure:

•                  Expand disclosure related to all the rights and obligations under the Mundipharma agreement (i.e., development license) (in the 2nd sentence of our disclosure, only refers to exclusive commercial rights of FOLOTYN)

•                  Clarify how the 2022 period indicated in the 3rd bullet point of your current disclosure was determined (i.e., estimated period or contractual period)

•                  Expand disclosure for how you estimated the performance period for each deliverable

RESPONSE:

1a.          Why do you believe the Clinical trial supply to be a contingent deliverable?

In response to the Staff’s comment, the Company respectfully submits that the clinical trial supply obligations under the Supply Agreement were deemed to be contingent deliverables at the inception of the arrangement and through March 5, 2012 for the following reasons:

•                  There were no binding forecasts or purchase orders pending for clinical trial supplies upon inception of the arrangement, and no such binding forecasts or purchase orders have been placed through March 5, 2012.

•                  The clinical trials for which Mundipharma may purchase clinical trial supplies under the Supply Agreement (the “Mundipharma Trials”), are subject to regulatory approvals and other future events that are not exclusively within Mundipharma’s control.  In particular, the protocols for the Mundipharma Trials, which remain subject to finalization with respect to trial size, clinical endpoints and appropriate data analyses, must be approved by the appropriate regulatory authorities in each country in which the Mundipharma Trials are to be conducted, as well as the institutional review board or ethics committee for each investigative site, before such trials may be initiated.  As a result, the timing and amount of clinical supplies that may be purchased by Mundipharma was subject to significant uncertainty at the inception of the arrangement.  In addition, no Mundipharma Trials have been initiated as of March 5, 2012, and no binding forecasts or purchase orders for clinical trial supplies have been placed through March 5, 2012.

•                  Under the Supply Agreement, the Company may utilize its existing third party manufacturers to fill any orders for FOLOTYN placed by Mundipharma, and may also engage additional third party manufacturers for FOLOTYN.  The Company currently has two third party manufacturers of FOLOTYN.  In addition, under the Collaboration Agreement, Mundipharma is granted a manufacturing license that allows Mundipharma or its affiliates to manufacture FOLOTYN itself or engage new third party manufacturers (other than the Company’s existing third party manufacturers) to meet any Mundipharma requirements for FOLOTYN.  At Mundipharma’s request, the Company will perform a technology transfer of manufacturing know-how to MMCO or its new third party manufacturers.  The Company has successfully performed such transfers to two separate third-party manufacturers who have supplied product to the Company.  The Supply Agreement will automatically terminate if the Collaboration Agreement terminates.  Finally, should the Company not be able to supply MMCO, if and when such clinical supply would be needed, MMCO is entitled to obtain the supply directly from the Company’s existing third-party manufacturers. Thus, the Company is not the only party able to satisfy any Mundipharma or MMCO supply needs. There are no other contractual penalties or changes to the contractual consideration should Mundipharma not order clinical supply in the future or should the Company not be able to fulfill an order if and when such an order occurs.

1b.          How did you consider the $15M development cost differential in your accounting and why?

In response to the Staff’s comment, the Company respectfully notes that under the Collaboration Agreement, Mundipharma is initially responsible for forty percent of the joint clinical development costs for FOLOTYN, which increases to fifty percent (a) in the calendar quarter after Mundipharma receives approval to market FOLOTYN for relapsed or refractory PTCL in the European Union pursuant to the currently pending MAA, which approval must be received no later than December 31, 2012 (a “Conditional Approval”), or (b) if such Conditional Approval is not obtained, the later of (i) the calendar quarter of the first approval of FOLOTYN in the European Union for relapsed or refractor PTCL (other than pursuant a Conditional Approval) or first-line PTCL, and (ii) the first calendar quarter in which the development cost differential equals or exceeds $15 million.

The “development cost differential” is defined as the difference between (a) the cumulative amount of joint development costs actually incurred by Mundipharma under the Agreements using its initial forty percent share, and (b) the cumulative amount of joint development costs that Mundipharma would have incurred if it had been responsible for fifty percent of the joint development costs under the Agreement (rather than its initial forty percent share).

To the extent the development cost differential does not meet or exceed $15 million by December 31, 2019, and if Conditional Approval in the European Union has not been obtained, then the Company is required to pay Mundipharma the difference between $15 million and the amount of the development cost differential as of December 31, 2019.  Therefore, the amount of the Company’s contingent payment obligation is reduced over time by the amount of the development cost differential as the research and development services are performed.  For example, for every $100,000 of joint development costs, $10,000, or 10%, is released from the contingency.  For purposes of this Response, the Company refers to this contingent payment obligation as the “DCD Payment.”

The Company has determined that the three units of accounting with standalone value under the Collaboration Agreement are (1) the license to commercialize and develop FOLOTYN worldwide outside of the United States and Canada, (2) regulatory activities for the MAA for up to one year, and (3) research and development activities related to jointly agreed-upon clinical development activities.

Pursuant to ASC 605-25-30-5, “the amount allocable to the delivered unit or units of accounting is limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions (the non-contingent amount). That is, the amount allocable to the delivered unit or units of accounting is the lesser of the amount otherwise allocable in accordance with paragraphs 605-25-30-2 and 605-25-30-4, or the non-contingent amount.”

Therefore, in accordance with ASC 605-25-30-5, the Company considers the amount of the DCD Payment contingency when determining the maximum amount of non-contingent consideration that may be recognized as revenue by the Company for any given reporting period as follows:

•                  first, the Company determines the cumulative amount of consideration received or receivable from Mundipharma under the Agreements from inception to date, which includes the $50 million up-front payment plus Mundipharma’s share of joint development costs to date; and

•                  then, the Company subtracts the amount of consideration allocated to the DCD Payment contingency, which equals $15 million minus the then-current amount of the development cost differential (which amount is effectively released from the potential DCD Payment contingency).

The resulting amount of non-contingent consideration is then compared to the actual revenue to be recognized for all units of accounting delivered under the Agreements from inception to date (utilizing the revenue recognition methodology outlined in Response 1c. below), and the lesser of these two amounts represents the maximum revenue that can be recognized for such reporting period.  To date, none of the revenue recognized by the Company under the Agreements has been subject to limitation as a result of the DCD Payment contingency.  As outlined in the Response to 1c. below, the Company discloses that it has considered the DCD Payment contingency in its accounting for the Agreements.

1c.           In addition, please revise the proposed disclosure as follows:

•                  Expand disclosure related to all the rights and obligations under the Mundipharma agreement (i.e., development license) (the 2nd sentence of your proposed disclosure only refers to exclusive commercial rights of FOLOTYN)

•                  Clarify how the 2022 period indicated in the 3rd bullet point of your current disclosure was determined (i.e., estimated period or contractual period)

•                  Expand disclosure for how you estimated the performance period for each deliverable

The Company respectfully proposes that the following revised disclosure be included in the Company’s 2011 Annual Report (new text has emphasis added and deleted text struck compared to the disclosure previously proposed in response to the Initial Additional Comments) and that substantially similar disclosure be included in periodic reports thereafter, updated as appropriate:

“In May 2011, we entered into a strategic collaboration agreement ~~to co-develop FOLOTYN~~ with Mundipharma~~.  Under the agreement~~, or the Mundipharma Collaboration Agreement, pursuant to which we agreed to collaborate in the development of FOLOTYN according to a mutually agreed-upon development plan, as updated by the parties from time to time.  Under the Mundipharma Collaboration Agreement, we retain full commercialization rights for FOLOTYN in the United States and Canada~~,~~ with Mundipharma having exclusive rights to commercialize FOLOTYN in all other countries in the world, ~~or~~ the Mundipharma territories.  ~~Under the Mundipharma Collaboration Agreement, we~~We received an upfront payment of $50.0 million upon execution of the Mundipharma Collaboration Agreement and may receive potential regulatory milestone payments of up to $21.5 million and commercial progress- and sales-dependent milestone payments of up to $289.0 million.  Of the $310.5 million in total potential milestone payments, we have determined that any regulatory milestone payments that may become due upon approval of FOLOTYN by regulatory agencies other than in the European Union, and all commercial milestone payments, are contingent consideration and will be accounted for as revenue in the period in which the respective revenue recognition criteria are met.  Included in the $21.5 million of potential regulatory milestone payments is a $14.5 million milestone payment related to obtaining conditional approval of FOLOTYN for the treatment of patients with relapsed or refractory PTCL in the European Union, which is deemed to be a substantive milestone given the ongoing regulatory services we ~~provided~~are providing related to the underlying MAA and will be accounted for as revenue in the period in which the milestone is achieved~~, which may occur in 2012.~~.  The remaining $296.0 million in total potential milestone payments are not deemed to be substantive for accounting purposes and will be recognized when the appropriate revenue recognition criteria have been met.  In the event ~~we obtain~~Mundipharma achieves the first reimbursable commercial sale ~~in the third~~of FOLOTYN in at least three major market countries in the European Union~~,~~ we would receive a ~~potential~~ milestone payment from Mundipharma of $10.0 million, which is included in the $289.0 million of commercial milestone payments discussed above.  We are also entitled to receive tiered double-digit royalties based on net sales of FOLOTYN within Mundipharma’s licensed territories.

~~Allos and~~Under the Mundipharma ~~will jointly fund worldwide~~Collaboration Agreement, Mundipharma is initially responsible for 40% of the joint development costs incurred by the parties, ~~initially on a 60:40 basis, respectively;~~ which ~~will change~~increases to ~~a 50:50 basis if certain pre-defined milestones are achieved.  Such milestones include~~50% (a) in the calendar quarter after Mundipharma receives conditional approval to market FOLOTYN for relapsed or refractory PTCL in the European Union~~, or if~~ pursuant to the currently pending MAA, which approval must be received no later than December 31, 2012, or (b) if such conditional approval is not obtained, ~~then~~the later of (i) the calendar quarter of the first approval of FOLOTYN in the European Union for relapsed or refractory PTCL (other than pursuant to clause (a) above) or first-line PTCL, and (ii) the first calendar quarter in which the development cost differential equals or exceeds $15 million.  The “development cost differential” is defined as the cumulative amount of joint development costs that Mundipharma would have ~~borne~~incurred if ~~Mundipharma had been~~it was responsible for 50% of the joint development costs rather than its initial 40% share.  To the extent that this ~~“~~development cost differential~~”~~ does not meet or exceed $~~15.0~~15 million by December 31, 2019, and if conditional approval in the European Union has not been obtained, then we ~~will~~are required to pay Mundipharma the difference between $~~15.0~~15 million and the ~~“~~amount of the development cost differential~~”~~ as of December 31, 2019.  ~~The “~~As of December 31, 2011, the development cost differential~~” was $223,000 as of December 31, 2011.  The parties’ development funding will support jointly~~ was $223,000, and our contingent payment obligation related to the development cost differential was approximately $14.8 million.

The parties’ joint development funding supports mutually agreed-upon clinical development activities including, but not limited to, the ongoing and planned Phase 3 registration studies of FOLOTYN in patients with previously undiagnosed PTCL and in patients with relapsed or refractory ~~cutaneous T-cell lymphoma. The 40%~~CTCL. We record the joint development cost ~~reimbursement is recorded in~~reimbursements received from Mundipharma as License and other revenue in the Statement of Operations; and we record the full amount of our joint development costs ~~are recorded in~~as Research and development expense.  ~~Pursuant to~~

In connection with the Mundipharma Collaboration Agreement, we entered into a separate supply agreement~~, or Mundipharma Supply Agreement,~~ with Mundipharma Medical Company, an affiliate of Mundipharma, ~~we will~~pursuant to which we have agreed to supply FOLOTYN for use in clinical trials for which Mundipharma bears operational responsibility under the parties’ joint development plan and to support Mundipharma’s ~~clinical and~~ commercial ~~uses~~requirements.  We refer to this as the Mundipharma Supply Agreement, and we refer to the Mundipharma Supply Agreement and the Mundipharma Collaboration Agreement ~~and the Mundipharma Supply Agreement~~together as the Mundipharma Agreements.

Pursuant to the accounting guidance under Accounting Standards Codification 605-25, or ASC 605-25, which governs revenue recognition for multiple element arrangements, we have evaluated the three non-contingent deliverables under the Mundipharma Agreements and determined that they meet the criteria for separation and are therefore treated as separate units of accounting, as follows:

•                  License from Allos to commercialize and develop FOLOTYN worldwide, outside of the United States and Canada, or the License;

•                  Regulatory services provided by Allos related to the European Marketing Authorisation Application, or MAA, through May 10, 2012; and

•                  Research and development services provided by Allos related to jointly agreed-upon clinical development activities through approximately 2022, with cost sharing as discussed above.

The ~~manufacture and~~ supply of FOLOTYN for ~~all of~~ Mundipharma’s clinical and commercial ~~needs~~requirements is contingent upon ~~regulatory approval in Mundipharma’s territories for commercial supply and~~the design and initiation of the Mundipharma -led clinical trials~~. Since the manufacturing~~ and the receipt of regulatory approvals to commercialize FOLOTYN in the Mundipharma territories. Because our supply obligations are contingent upon the design and initiation of future clinical trials and the receipt of future regulatory approvals ~~for commercialization and clinical study design~~, and there were no binding commitments or firm ~~or~~purchase orders pending ~~orders~~ for either clinical or commercial supply at or near the execution of the agreement, ~~this obligation is~~our supply obligations are deemed to be contingent and ~~is~~are not valued as a deliverable under the Mundipharma Agreements.  As of December 31, 2011, no clinical or commercial supply has been delivered under ~~this agreement~~the Mundipharma Supply Agreement.

We allocated the Mundipharma agreement consideration based on the percentage of the relative selling price of ~~all of the units~~each unit of accounting.  We estimated the selling price of the License using the relief from royalty method income approach, which utilized estimated total FOLOTYN product sales revenue in the Mundipharma territories over the expected patent life.  We estimated the selling prices of the regulatory and research and development services using third party costs and discounted cash flows.  The estimated selling prices utilized assumptions including internal estimates of research and development personnel needed to perform the regulatory and research and development services; and estimates of expected cash outflows to third parties for services and supplies for the respective unit of accounting over the expected period that the services will be performed, which represents one year for the regulatory services and approximately through 2022 for the research and development services, as discussed further below.  The impact of a 1% change in the present value factors on the resulting allocated arrangement consideration, which consists of the upfront payment and the estimated payments for research and development services, is as follows:

		Impact of change in Present
		Value Factor on allocated
	Present Value	arrangement consideration		Expected
	Factor Used	1% increase	1% decrease	Completion
License	22%	(700,000)	700,000	Completed
Regulatory	6%	100,000	(200,000)	May 10, 2012
Research and development	10%	600,000	(500,000)	2022

Because ~~the~~ delivery of the License occurred upon the execution of the Mundipharma Collaboration Agreement in May 2011 and there is no general right of return, all $27,167,000 of allocated arrangement consideration related to the License was recognized as revenue during the year ended December 31, 2011.

~~The~~We will perform the regulatory services ~~will be performed by Allos over a period of up to one year, as defined in~~under the Mundipharma Collaboration Agreement~~,~~ over a period of up to one year, or through May 10, 2012, with no general right of return.  Therefore, all allocated arrangement consideration related to the regulatory services will be recognized using the proportional performance method, by which revenue is recognized in proportion to the costs incurred, during the service period of up to one year.

~~The~~We will perform the research and development services ~~will be performed by Allos over multiple years and are related to the conduct of~~under the Mundipharma Collaboration Agreement over the period required to complete the jointly agreed-upon clinical development activities, which we estimate to be approximately through 2022 based on our projected clinical trial enrollment and patient treatment-related follow up time periods, with no general right of return.  Therefore, all allocated arrangement consideration related to the research and development services will be recognized as the research and development costs that are subject to reimbursement are incurred.”

The total amount of consideration allocable to the Mundipharma Agreement is limited to the amount that is not contingent upon the delivery of additional items or meeting specific performance conditions.  Therefore, the Company considers the amount of its contingent payment obligation relating to the development cost differential when determining the maximum amount of non-contingent consideration that may be recognized as revenue for any given reporting period.  To date, none of the revenue recognized by the Company under the Mundipharma Agreements has been subject to limitation as a result of such contingent payment obligation.”

2.   Please address the following with respect to your committee obligations:

•                  In your evaluation of deliverables, how did you consider the obligations of each of your committees (the Joint Steering Committee, JDC, JCC, JMC)

•                  Are these obligations considered a deliverable?  Why or why not?

•                  If these obligations are a deliverable:

•                  Are they considered a separate unit of accounting? Why or why not?

•                  If they are not a separate unit of accounting, then what unit of accounting are they included in?

•                  How is the value of your obligations considered in determining the selling price of the applicable unit of accounting?

•                  What is the performance period of the Committee obligations and how was it determined?

RESPONSE:

The Mundipharma Collaboration Agreement provides for the establishment of four joint committees: a Joint Steering Committee, a Joint Development Committee, a Joint Commercialization Committee, and a Joint

Manufacturing Committee.  The respective Committee Chairs have no additional power compared to other members.

We considered the following factors in evaluating whether an element was a deliverable at the inception of the arrangement:

1)             is it explicitly referred to as an obligation of the Company in a contractual agreement;

2)             does it require a distinct action by the Company;

3)             does the Company’s failure to complete an action result in a significant contractual penalty; or

4)             could the inclusion or exclusion of the item in the arrangement reasonably be expected to cause the arrangement consideration to vary by more than an insignificant amount.

When evaluating whether participation on the Joint Committees represented a deliverable of the arrangement, we considered whether participation had been categorized as a right or an obligation in the contract and whether the Company brings unique skills or expertise to the committee that are significant to the project (i.e., participation was a substantive bargained-for element of the arrangement between the parties). Specifically we considered whether the activities being performed by the Joint Committees were primarily governance type activities that do not require our unique skills or expertise.

The purpose of the various Joint Committees is primarily to protect the rights of each party in relation to the overall agreement and provide a form of governance, rather than an obligation of the Company.  Any disputes arising from the Joint Development, Commercialization or Manufacturing Committees would be taken to the Joint Steering Committee for resolution.  In accordance with section 3.1 (d) of the license agreement, upon any disagreement taken to, or among, the Joint Steering Committee, the party that either does the contracting or is taking the ultimate responsibility holds the final decision rights.  The contract requires the various Joint Committees to be formed and members assigned, but it allows substitute members to be sent in the place of regular members and there are no contractual penalties for non-attendance. Thus, criteria 1, 2 and 3 above are not met and the Joint Committees are not deliverables. Given the size and experience of Mundipharma and the Company’s practice of outsourcing manufacturing and clinical trial management and execution, there is minimal “specialized” knowledge being provided by the Company that would impair Mundipharma’s ability to effectively develop and commercialize FOLOTYN if the Company elected not to participate on the Joint Committees, which means the criteria 4 above is not met. Therefore, the Joint Committee Obligations are not deemed a deliverable or an element to value under the arrangement.

*        *       *

In addition, the Company further acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (303) 426-6262 with any questions or further comments regarding our responses to the Staff’s comments.

Very truly yours,

/s/ Marc H. Graboyes

Marc H. Graboyes, Esq.
Senior Vice President, General Counsel and Secretary

cc.	David C. Clark (Allos Therapeutics, Inc.) James Wilson (Ernst & Young, LLP) Brent D. Fassett, Esq. (Cooley LLP)